UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
The St. Joe Company
(Exact Name of Registrant as Specified in its Charter)

Florida	59-0432511

(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

133 South WaterSound Parkway
WaterSound, FL (Address of Principal Executive Offices)	32413 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

ITEM 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
     On February 15, 2011, the Board of Directors of The St. Joe Company (the “Company”) adopted a Common Stock Purchase Rights Plan (the “Rights Plan”). The Rights Plan was designed to include certain provisions that are important to shareholders. For example, the Rights Plan will not apply to any fully-financed tender offer that is made to all shareholders and that meets certain other criteria. The Rights will expire unless the Rights Plan is approved by a vote of the shareholders on or before December 31, 2011.
     The Rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that becomes an Acquiring Person on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.
     In connection with the Rights Plan, the Board of Directors of the Company declared a dividend of one common stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of common stock, no par value (the “Common Stock”), of the Company outstanding at the close of business on February 28, 2011 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until February 15, 2014 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one-half of one share of Common Stock, at a price of $50.00, subject to certain anti-dilution adjustments (the “Purchase Price”).
     Until the earlier to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (including, without duplication, the number of shares that are synthetically owned pursuant to derivative transactions or ownership of derivative securities, if such person or group owns 5% or more of the Common Stock) (an “Acquiring Person”) or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons or any person acting in concert therewith becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 10% or more of the Common Stock (the earlier of (i) and (ii) being called the “Separation Time”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates (or, with respect to any shares of Common Stock held in book entry form, by the notation in book entry).
     The Rights Agreement (as defined below) provides that a person shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement if such person, together with such person’s affiliates or associates, (i) (A) on February 15, 2011, beneficially owned 10% or more of the Common Stock then outstanding or (B) becomes the beneficial owner of 10% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, in the case of either clause (A) or (B) until such time as such person becomes the beneficial owner (other than pursuant to a stock dividend, stock split or reclassification) of one or more additional shares of Common Stock while such person is or as a result of which such person becomes the beneficial owner of 10% or more of the outstanding shares of Common Stock, (ii) becomes the beneficial owner of 10% or more of the outstanding shares of Common Stock but who (in the good faith determination of the Company’s Board of Directors) acquired beneficial ownership of shares of Common Stock inadvertently and without a plan or intention to seek or affect control of the Company, if such person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Company, in its sole discretion, to divest and thereafter does divest in accordance with the terms of such agreement sufficient shares of Common Stock so that the person ceases to be the beneficial owner of 10% or more of the outstanding shares of Common Stock or (iii) beneficially owns shares of Common Stock consisting solely of certain options entered into in connection with certain agreements related to the merger or acquisition of the Company. The Rights will be transferred only with the Common Stock until the Separation Time or earlier redemption, exchange, termination or expiration of the Rights.
     In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of, or any person acting in concert with, an Acquiring Person and the shares of Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.
     At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole, but not in part, for shares of Common Stock on a 1:1 basis.
     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The Rights will expire on the earliest of (i) February 15, 2014 and (ii) December 31, 2011 if shareholder approval of the Rights Agreement has not been obtained by or on such date, unless the Rights are earlier redeemed, exchanged or terminated. American Stock Transfer & Trust Company, LLC is the Rights Agent.

     If a Qualified Offer (as described below) is made, the record holders of 10% or more of the outstanding shares of Common Stock may direct the Company’s Board of Directors to call a special meeting of shareholders to consider a resolution authorizing redemption of all the Rights. If the special meeting is not held within 90 business days of being called (subject to extension and cancellation in connection with the Company’s entering into of a definitive acquisition agreement) or if, at the special meeting, the holders of a majority of the shares of Common Stock outstanding (other than shares held by the offeror and its affiliated and associated persons) vote in favor of the redemption of the Rights, then the Rights will be automatically redeemed at the Redemption Price (unless the Board has taken irrevocable action to prevent the Rights from interfering with the consummation of the Qualified Offer).
     A Qualified Offer is an offer determined by a majority of the independent directors on the Company’s Board of Directors to be a fully financed offer for all outstanding shares of Common Stock that the Company’s Board of Directors, upon the advice of a nationally recognized investment banking firm, does not deem to be either unfair or inadequate. A Qualified Offer is conditioned upon a minimum of at least two-thirds of the outstanding shares of Common Stock not held by the offeror (and its affiliated and associated persons) being tendered and not withdrawn, with a commitment to acquire all shares of Common Stock not tendered for the same consideration through a second step transaction. If the Qualified Offer includes non-cash consideration, such consideration must consist solely of freely tradable common stock of a publicly traded United States company, and the Company’s representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate. A Qualified Offer must also remain open for at least 120 business days following commencement. A Qualified Offer requires the satisfaction of certain other conditions as set forth in the Rights Agreement.
     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination of, the Common Stock or (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock or convertible securities at less than the current market price of the Common Stock.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.
     Any of the provisions of the Rights Agreement, dated as of February 15, 2011, between the Company and the Rights Agent (the “Rights Agreement”), may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not materially adversely affect the interests of the holders of the Rights generally or in order to cure any ambiguity or to correct or supplement any provision in the Rights Agreement which may be inconsistent with any other provisions herein or otherwise defective.

     One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on February 28, 2011. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Separation Time, the Company will reserve a sufficient number of shares of Common Stock initially for issuance upon exercise of the Rights.
     The Rights Agreement specifying the terms of the Rights and the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this registration statement. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.	EXHIBITS
1.	Rights Agreement, dated as of February 15, 2011, between The St. Joe Company and American Stock Transfer & Trust Company, LLC, which includes the Form of Right Certificate as Exhibit A (incorporated by reference to Exhibit 4.1 of The St. Joe Company’s Current Report on Form 8-K filed on February 17, 2011).

2.	Press Release, dated February 15, 2011 (incorporated by reference to Exhibit 99.1 of The St. Joe Company’s Current Report on Form 8-K filed on February 17, 2011).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

THE ST. JOE COMPANY
Date: February 17, 2011	/s/ Reece B. Alford
Reece B. Alford
Senior Vice President Corporate Counsel and Secretary